Classic Rules World Judo Championships, Inc.

CODE OF ETHICS

The Board of Directors (the "Board") of Classic Rules World Judo Championships, Inc., a Delaware corporation (the "Company"), have adopted this Code of Ethics for the Company's directors, officers and employees (the "Code").

I. PURPOSE

This Code is intended to focus the Board, management and our employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and to help enhance and formalize our culture of integrity, honesty and accountability.  This Code is also designed to establish the policies and appropriate standards concerning business conduct, responsibilities and conflicts of interest.  This Code applies to the directors and employees of the Company.

II. POLICIES

A) Conflicts of Interest

The Company requires disclosure of related-party transactions and conflicts of interest, and seeks to avoid such transactions as well as the appearance of conflicts, where practicable.  A conflict of interest occurs when the private investments, business affairs or financial interests of an individual employee or the employee's immediate family interfere with the interests, assets, or business of the Company as a whole.  Potential conflicts must be fully and promptly disclosed to the Company's designated Compliance Officer, if one has been designated, his/her designee or a member of the Board.

B) Corporate Opportunities

This Code prohibits (i) taking personally, participating or investing in on a personal basis, or diverting to others any business or investment opportunities that the employee learns about through the use of corporate property, information or position or that are discovered or disclosed in the course of the Company's business, (ii) using Company property, information or position for personal gain, and (iii) competing with the Company.  Directors and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

C) Confidentiality

Directors and employees of the Company should maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

D) Fair Dealing

Each director and employee of the Company should endeavor to deal fairly with the Company's customers, suppliers, competitors and employees.  None should attempt to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

E) Protection and Proper Use of Company Assets

Directors and employees should protect the Company's assets and seek to ensure the proper use of the Company's and its customers' property, electronic communication systems, information resources, materials, facilities, and equipment.  All assets should be used and maintained with reasonable care and respect, guarding against waste and abuse, and Company assets or property should never be borrowed or removed without express permission from the personnel responsible for that asset. In the case of executive officers and directors, any loan or removal of Company property or assets requires approval by the Chairman of the Board of Directors and disclosure to the Board. Directors and employees should be cost-conscious and alert to opportunities to improve performance while reducing costs.  All Company assets should be used only for legitimate business purposes.

F) Compliance with Laws, Rules and Regulations

Directors and employees of the Company will conduct the business of the Company in accordance with all applicable laws, rules and regulations, and shall comply with applicable policies and procedures of the Company, including this Code.

G) Reporting of Illegal or Unethical Behavior

Directors and employees of the Company must discuss with the representative of the Board any knowledge or reasonable suspicion of violations of any laws, rules or regulations or any violations of this Code.

H) Disclosure.

The information in the Company's public communications, including SEC filings, must be full, fair, accurate, timely and understandable. All directors and employees of the Company are responsible for acting in furtherance of this policy.  In particular, directors and executive officers are required to maintain familiarity with the disclosure requirements applicable to the Company commensurate with their duties and are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.  In addition, any director or employee who has a supervisory role in the Company's disclosure process has an obligation to discharge such supervisory responsibilities in good faith and in the Company's best interests.

III.  COMPLIANCE STANDARDS

This Code is designed to provide an ethic to report conduct that directors and employees suspect violates this Code.  The Company encourages participation by all employees in this effort.

If actions have taken place, may be taking place, or may be about to take place that violate any law, rule or regulation or any provision of this Code, it should be brought to the attention of appropriate authorities within the Company.

Consequences of Failure to Comply

1) If a director or employee violates this Code, fails to properly report a violation of this Code or intentionally submits a false report, he/she will be subject to discipline.  In the event of a violation of any law, rule or regulation, the violation may be reported to the appropriate law enforcement authorities.  The discipline imposed will vary depending on the nature, severity, and frequency of the violation as well as the status of the person involved.  Discipline will be imposed for violations of this Code, failure to report violations and withholding relevant and material information concerning violations.  Directors and employees will be informed of the charges against them and will be given the opportunity to explain their actions before any disciplinary action is imposed.

2) Varying levels of disciplinary action may be imposed, including:

(a) Verbal Warning
(b) Written Warning
(c) Written Reprimand
(d) Probation
(e) Suspension
(f) Termination or Removal

3) Offenders may also be subject to criminal prosecution and civil liability, including compensating the Company or other injured parties for their loss.

4) No employee may be retaliated against for reporting in good faith to the Company, in accordance with this Code, any suspected misconduct or violation of this Code.  Employees or directors who violate this non-retaliation policy will be subject to discipline.  Individuals are expected to act responsibly and ethically in reporting under this Code.  Employees and directors must not use this Code or any of its procedures in bad faith or in a false or frivolous manner.

IV. WAIVERS

Any waiver of Parts III. A and B of this Code with respect to a director, an executive officer, and each financial or accounting officer at the level of the principal accounting officer or controller or above, may be made only by the Board and shall be promptly disclosed as required in accordance with the rules and regulations promulgated by the SEC and Nasdaq.  Waivers with respect to other employees may be made only by the Board.  The Board shall carefully evaluate any requested waiver and shall ensure that all waivers of this Code will not harm the Company or its reputation.